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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________________________________April 1998

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Press Releases: 4/14, 4/22, 5/22, 5/25, 6/23, 7/31, 9/17, 10/19, 10/23, 11/13 (1998)

2.  BC Form 61-901F Quarterly Report and Interim Financial Statements,

    Second Quarter Ended February 28, 1998, filed 4/29/1998

3.  BC Form 61-901F Quarterly Report and Interim Financial Statements,

    Third Quarter Ended May 31, 1998, filed 6/30/1998

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.   Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.    Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

              Tel: (604) 685-2542n   Fax: (604) 685-6880

TOLL FREE: 1-800-786-0895                                                                                                       TRADING SYMBOLS

 VANCOUVER STOCK EXCHANGE:   DSM.V

  NASDAQ ELECTRONIC BULLETIN BOARD:  DSUNF

April 9, 1998

NEWS RELEASE

The Company announces that it granted Incentive Stock Options on 1,263,900 shares of the Company's capital stock, exercisable up to April 8, 2003, at a price of $0.23 per share, which price is the average closing price of the Company's shares for the ten trading days immediately preceding April 9, 1998.

The Options granted may not be exercised until Vancouver Stock Exchange approval has been obtained.

DESERT SUN MINING CORP.

Thomas R. Tough,

President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

    Tel: (604) 685-2542     Fax: (604) 685-6880

TOLL FREE: 1-800-786-0895                                                                                                      TRADING SYMBOLS

 VANCOUVER STOCK EXCHANGE:   DSM.V

  NASDAQ ELECTRONIC BULLETIN BOARD:  DSUNF

April 22, 1998

NEWS RELEASE

The private placement of 400,000 units at a price of $0.26 per unit announced in the Company's News Release of February 27, 1998, has been cancelled as a result of the placee having withdrawn from the private placement.

DESERT SUN MINING CORP.

Thomas R. Tough,

President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

   Tel: (604) 685-2542     Fax: (604) 685-6880

TOLL FREE: 1-800-786-0895                                                                                                      TRADING SYMBOLS

 VANCOUVER STOCK EXCHANGE:   DSM.V

  NASDAQ ELECTRONIC BULLETIN BOARD:  DSUNF

May 21, 1998

NEWS RELEASE

Desert Sun Mining Corp. (the “Company”) announces that on May 20, 1998, it has agreed to a $488,750 private placement of its securities which will consist of the sale of 2,125,000 units at $0.23 per unit.  Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.23 during the first year of the warrant and for $0.26 during the second year of the warrant.

The proceeds from the private placement will be used for funding the Company’s exploration and development of the Batangas Gold Project in the Philippines as well as general working capital.

A finder's fee of up to $44,150 is payable in connection with the private placement and will be paid in the form of either cash or shares at the election of the finder.

The private placement is subject to its acceptance for filing by the Vancouver Stock Exchange.

The Company also wishes to announce that Patrick Normoyle has tendered his resignation from the Board of Directors effective May 13, 1998.

DESERT SUN MINING CORP.

Thomas R. Tough,

President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

 Tel: (604) 685-2542     Fax: (604) 685-6880

TOLL FREE: 1-800-786-0895                                                                                                      TRADING SYMBOLS

 VANCOUVER STOCK EXCHANGE:   DSM.V

  NASDAQ ELECTRONIC BULLETIN BOARD:  DSUNF

May 21, 1998

NEWS RELEASE

Desert Sun Mining Corp. (the “Company”) announces that on May 20, 1998, it has agreed to a $488,750 private placement of its securities which will consist of the sale of 2,125,000 units at $0.23 per unit.  Each unit consists of one common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.23 during the first year of the warrant and for $0.26 during the second year of the warrant.

The proceeds from the private placement will be used for funding the Company’s exploration and development of the Batangas Gold Project in the Philippines as well as general working capital.

The private placement is subject to its acceptance for filing by the Vancouver Stock Exchange.

The Company also wishes to announce that Patrick Normoyle has tendered his resignation from the Board of Directors effective May 13, 1998.

DESERT SUN MINING CORP.

Thomas R. Tough,

President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

 Tel: (604) 685-2542     Fax: (604) 685-6880

TOLL FREE: 1-800-786-0895                                                                                                     TRADING SYMBOLS

 VANCOUVER STOCK EXCHANGE:   DSM.V

June 23, 1998

NEWS RELEASE

Desert Sun Mining Corp. wishes to announce that Mr. John C. Loretto, P.Eng. has consented to join the board of directors of the Company.  Mr. Loretto is a graduate of the Royal School of Mines, London, UK, and has been active in the mining industry for over 40 years.

The Company is awaiting final approval from the Bureau of Mines of the MPSA application and the subsequent permitting.  The permitting will allow the Company to carry out the drilling of some 24 recommended drill holes totalling 3,350 metres to test the auriferous Ulanin breccia/stockworks zone outlined by previous and recent geological mapping and sampling, trenching, soil sampling and a geophysical survey.

On Behalf of the Board of Directors,

“THOMAS R. TOUGH”

Thomas R. Tough, P.Eng.

President.

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

    Tel: (604) 685-2542     Fax: (604) 685-6880

TOLL FREE: 1-800-786-0895                                                                                                     TRADING SYMBOLS

 VANCOUVER STOCK EXCHANGE:   DSM.V

  NASDAQ ELECTRONIC BULLETIN BOARD:  DSUNF

Dated:  July 31, 1998

NEWS RELEASE

Further to a news release dated May 21, 1998, Desert Sun Mining Corp. (“Desert Sun”) announces the completion of its private placement pursuant to which Desert Sun raised $26,450 through the sale of 115,000 units.  The securities issued pursuant to the private placement are subject to a hold period in British Columbia expiring on November 8, 1998.

DESERT SUN MINING CORP.

Thomas R. Tough,

President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

              Tel: (604) 685-2542     Fax: (604) 685-6880

TOLL FREE: 1-800-786-0895                                                                                                      TRADING SYMBOLS

 VANCOUVER STOCK EXCHANGE:   DSM.V

  NASDAQ ELECTRONIC BULLETIN BOARD:  DSUNF

September 17, 1998

NEWS RELEASE

The Company announces that it granted Incentive Stock Options on 50,000 shares of the Company's capital stock, exercisable up to September 16, 2003, at a price of $0.20 per share, which price is the average closing price of the Company's shares for the ten trading days immediately preceding September 17, 1998.

The Options granted may not be exercised until Vancouver Stock Exchange approval has been obtained.

DESERT SUN MINING CORP.

“Nav Badyal”

____________________________________

Nav Badyal,

Director

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

Tel: (604) 685-2542     Fax: (604) 685-6880

TRADING SYMBOL:   DSM.V

16 October 1998

NEWS RELEASE

Desert Sun advises that it is progressing with its Batangas Gold Project in the Philippines for which it is awaiting final approval from the Philippine Mines and Geosciences Bureau of the MPSA application and subsequent permitting.  At this time Desert Sun is in the process of submitting a formal response to comments from the MGB requesting supplementary information concerning Desert Sun’s Environmental Work Program, the financial status of Batangas Exploration and Development, and evidence of financial capability to proceed with the project.  Desert Sun hopes to commence its recommended diamond drilling program as soon as possible after the MPSA award.

Management of Desert Sun have also determined, in light of the delays that have been experienced with the Batangas project, to implement a program of diversifying risk through the evaluation and participation in additional international exploration and development projects.  Resource opportunities reviewed to date have included projects in the Philippines, Indonesia, Africa, and Chile.  At this time, Desert Sun is pleased to announce that it has negotiated to acquire a 50% interest in a diamond exploration joint venture in Namibia, Africa.  Terms of the joint venture provide for Desert Sun to acquire its interest in consideration for financial commitments of a minimum of $250,000 a year over a 4 year earn-in period and the financing of a processing plant.  Participation is subject to the negotiation, settlement, and execution of formal documentation, completion of a satisfactory due diligence review of the venture, the Vancouver Stock Exchange accepting notice of the transaction for filing, and Desert Sun establishing the financial capability to proceed with the project.  A finder’s fee is not payable incidental to the transaction.

DESERT SUN MINING CORP.

“Thomas R. Tough”

____________________________________

Thomas R. Tough, P. Eng.

President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

Tel: (604) 685-2542     Fax: (604) 685-6880

TRADING SYMBOL:   DSM.V

October 23, 1998

NEWS RELEASE

Desert Sun Mining Corp. announces that it has agreed to a $300,000 private placement to consist of the sale of 1,200,000 shares at $0.25 per share.  The proceeds from the private placement will be used for exploration and development and general working capital.  A finder's fee of up to $30,000 is to be paid in connection with the private placement.  The private placement is subject to its acceptance for filing by the Vancouver Stock Exchange.

The securities offered will not be or have not been registered under the US 1933 Securities Act, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

DESERT SUN MINING CORP.

“Thomas R. Tough”

____________________________________

Thomas R. Tough, P. Eng.

President

This news release contains forward-looking statements regarding anticipated agreements and financing.  Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.  The reader is cautioned not to place undue reliance on forward-looking statements.

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

DESERT SUN MINING CORP.

610-650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N7

Tel: (604) 685-2542     Fax: (604) 685-6880

TRADING SYMBOL:   DSM.V

Dated:  November 13, 1998

NEWS RELEASE

Desert Sun advises that it has been unable to settle in a timely manner the formal documentation for its diamond exploration joint venture in Namibia previously announced on October 16, 1998.  As a consequence, Desert Sun will not be proceeding at this time with transaction or the private placement announced October 23, 1998.

Desert Sun intends to continue to implement a diversification program, is proceeding with its Batangas Project in the Philippines, and hopes to announce presently the award of the MPSA therefor.

DESERT SUN MINING CORP.

“Thomas R. Tough”

Thomas R. Tough, P. Eng.

President

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

FORM 61
QUARTERLY REPORT - SCHEDULE B AND C

ISSUER DETAILS

NAME OF ISSUER	Desert Sun Mining Corp.
ISSUER'S ADDRESS	#610 - 650 West Georgia Street Vancouver, BC V6B 4N7
ISSUER TELEPHONE NUMBER	1-604-685-2542
ISSUER FACSIMILE NUMBER	1-604-685-6880
CONTACT PERSON	Thomas R. Tough
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	1-604-685-6880
FOR QUARTER ENDED	28 February 1998
DATE OF REPORT	29 April 1998

CERTIFICATE

The two schedules required to complete this quarterly report is attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this quarterly report will be provided to any shareholder who requests it.

"THOMAS R. TOUGH"	98/04/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

"PATRICK NORMOYLE"	98/04/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

DESERT SUN MINING.
SCHEDULE B - SUPPLEMENTARY INFORMATION
1. YEAR TO-DATE REQUIREMENTS
(a)	Deferred cost, exploration and development:
See interim financial statements
(b)	General and administrative:
See interim financial statements
(c)	Expenditures to non-arm length parties:
	Management fee paid to an officer and director		$ 30,000
	Consulting fee paid to a company controlled by an officer and director		13,285
	Legal fees paid to a director of a subsidiary company		2,542
$ 45,827
2. FOR THE QUARTER ENDED 28 FEBRUARY 1998
(a)	Securities issued:
None
(b)	Options granted:
None
3. AS AT 28 FEBRUARY 1998
(a)	Authorized and issued share capital:
Authorized: 50,000,000 common shares without par value
	Issued and fully paid	Number of
		Shares	Amount
	Balance - Beginning of period	12,639,063	$ 6,604,407
Issued during the period:
	None issued	-	-
	Balance - End of period	12,639,063	$ 6,604,407

(b)	Summary of options, warrants and convertible securities outstanding:
Options
	687,210	shares exercisable at $0.42 per share on or before December 06, 2000
	100,000	shares exercisable at $0.81 per share on or before November 05, 1998
	150,000	shares exercisable at $1.01 per share on or before January 28, 1999

DESERT SUN MINING CORP. SCHEDULE B - SUPPLEMENTARY INFORMATION (continued) 3. AS AT 28 FEBRUARY 1998 (continued)
(b)	Summary of options, warrants and convertible securities outstanding:(continued)
Warrants
	100,000	shares exercisable at $0.91 per share on or before August 07, 1998
	100,000	shares exercisable at $0.72 per share on or before January 10, 1999
	320,000	shares exercisable at $1.00 per share on or before March 06, 1998

(c)	Shares in escrow or subject to pooling:
749,980 shares are held in escrow.
(d)	List of directors:
Thomas R. Tough
Jane Tough
Patrick Normoyle
Navdip Badyal

SCHEDULE C - MANAGEMENT DISCUSSION

DESERT SUN MINING CORP.

Quarterly Report to February 28, 1998

SCHEDULE C

REVIEW OF OPERATIONS

During the quarterly period from November 30, 1997 to February 28, 1998:

The Company has been carrying out surface exploration consisting of geological mapping and sampling in the  area of the northeastern extension along the strike of the Ulanin breccia and stockworks zone. In conjunction with the mapping and sampling a GPS survey has been utilized to locate drill sites along a strike length of some 1.4 kilometres. In the course of the work four small scale mining operations were encountered to the to the northeast of the property boundary.

The drill sites are those proposed by the Company=s consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998. Mr. Perry has recommended a program comprising 24 drill holes totalling a length of some 3,350 metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone identified by results obtained from soil/eluvium geochemistry, surface rock sampling , an IP/resistivity geophysical survey, all recently carried out by Desert Sun Mining Corp., and from previous trenching and pitting carried out during the early 1990's.

Surface grab samples which assayed gold values ranging from 0.03 gm. Au/tonne to 15.86 gm. Au/tonne in the grid area over the Ulanin Zone and the gold soil anomalies support the possibility of an eastward extension to the breccia/stockworks zone along much of its length.

Drill contractors have been visiting the Ulanin site in order to submit their bids for the drill contract to be let.

The Company has been doing all that can be done to expedite the approval of the Mineral Processing Sharing Agreement (MPSA) application by the Bureau of Mines. The MPSA is an agreement made with the government of the Republic of the Philippines.

The Company has filed a Form 20F with the United States Securities and Exchange Commission, which is a requirement to maintain the Company=s listing on the NASDAQ Electronic Bulletin Board.

The Company has also filed an Annual Information Form (AIF) with the British Columbia Securities Commission.

FINANCIAL

The Company arranged a private placement, subject to the approval of the Vancouver Stock Exchange, of 400,000 units at a price of $0.26 per unit. Each unit will consist of one common share of the Company and one (1) one-year non-transferable share purchase warrant. Each warrant will entitle the holder to purchase an additional one common share of the Company at a price of $0.26 per share if exercised within the first year.  Each warrant will entitle the holder to purchase an additional one common share of the Company at a price of $0.30 per share if exercised within the second year. The placee withdrew from the private placement which was then subsequently cancelled.

The investor relations activities are presently conducted by Mark Tytherleigh.

Subsequent to the quarterly period ended February 28, 1998 to date:

The Company granted Incentive Stock Options on 1,263,000 shares of the Company's capital stock, exercisable up to April 8, 2003. The granting was filed with, and approved by,  the Vancouver Stock Exchange.

FORM 61
QUARTERLY REPORT - SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER	Desert Sun Mining Corp.
ISSUER'S ADDRESS	#610 - 650 West Georgia Street Vancouver, BC V6B 4N7
ISSUER TELEPHONE NUMBER	1-604-685-2542
ISSUER FACSIMILE NUMBER	1-604-685-6880
CONTACT PERSON	Thomas R. Tough
CONTACT'S POSITION	Director
CONTACT TELEPHONE NUMBER	1-604-685-2542
FOR QUARTER ENDED	28 February 1998
DATE OF REPORT	29 April 1998

CERTIFICATE

The one schedule required to complete this quarterly report is attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this quarterly report will be provided to any shareholder who requests it.

"THOMAS R. TOUGH"	98/04/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

"PATRICK NORMOYLE"	98/04/29
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

DESERT SUN MINING CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIOD ENDED 28 FEBRUARY 1998 AND 1997
(UNAUDITED)

DESERT SUN MINING CORP.			Statement 1
Interim Consolidated Balance Sheet
As at 28 February
(Unaudited)
ASSETS		1998	1997
Current	Cash	$ 229,115	$ 750,354
	Accounts receivable	13,285	2,104
	Prepaid expenses	1,800	7,946
	Security deposit	3,881	1,333
		248,081	761,737
Capital Assets		22,050	6,608
Resource Properties and Deferred
Costs		551,344	277,235
		$ 821,475	$ 1,045,580

LIABILITIES
Current	Accounts payable and accrued
	liabilities	$ 44,481	$ 23,965
	Due to related parties	93,572	27,000
		138,053	50,965
Non-Controlling Interest in Sun
River Gold Philippines Inc		7,080	-
SHAREHOLDERS' EQUITY
Share Capital		6,604,407	6,284,407
Deficit Statement 2		(5,928,065)	(5,289,792)
		676,342	994,615
		$ 821,475	$ 1,045,580
ON BEHALF OF THE BOARD:
"THOMAS R. TOUGH"	, Director

"PATRICK NORMOYLE"	, Director

DESERT SUN MINING CORP.			Statement 2
Interim Consolidated Statement of Loss and Deficit
For the Six Month Period Ended 28 February
(Unaudited)

		1998	1997
General and Administrative
Expenses	Amortization	$ 1,398	$ 497
	Administrative	4,125	-
	Consulting	-	3,325
	Listing and filing fees	4,150	4,398
	Management fees	30,000	18,291
	Office, telephone and miscellaneous	5,752	3,487
	Outside property investigation	-	9,719
	Professional fees	37,487	11,662
	Rent	11,736	6,742
	Shareholders= communication	26,776	26,473
	Transfer agent fees	2,528	6,156
	Travel and promotion	1,444	2,002
		125,396	92,752
Loss Before the Undernoted		(125,396)	(92,752)
	Resource property costs written off	(42,154)	-
Loss for the Period		(167,550)	(92,752)
	Deficit - Beginning of period	(5,760,515)	(5,197,040)
Deficit - End of Period		$ 5,928,065	$ 5,289,792

DESERT SUN MINING CORP.		Statement 3
Interim Consolidated Statement of Resource Property Costs
For the Six Month Period Ended 28 February
(Unaudited)

		1998	1997
Mineral	Violeta, Crisantemo, Anaconda, Grau
	Francia and Progreso Concessions
	Bolivia, S.A.
	Acquisition costs	-	20,757
	Amortization	-	214
	Geological	-	7,500
	Office and miscellaneous	-	114
	Professional fees	6,979	-
	Project management	-	2,468
	Survey	-	33,379
	Travel	-	4,851
		6,979	69,283
	Batangas Gold Project
	South Luzon Island, Philippines
	Acquisition cost	79,476	36,128
	Amortization	1,060	-
	Assays	11,563	41
	Campsite	32,690	-
	Equipment rental	16,027	-
	Geological	31,223	7,678
	Legal	2,542	-
	Loss on foreign exchange	28,320	-
	Office and miscellaneous	5,115	281
	Survey	212	-
	Travel and promotion	6,982	8,570
		215,210	52,698
Oil and Gas	Oil and gas leases, Marion County
	Illinois, U.S.A.
	Drilling	35,175	-
Costs for the Period		257,364	121,981
	Balance - Beginning of period	336,134	155,254
	Resource Property Costs written off	(42,154)	-
Balance - End of Period		$ 551,344	$ 277,235

DESERT SUN MINING CORP.			Statement 4
Interim Consolidated Statement of Changes in Financial Position
For the Six Month Period Ended 28 February
(Unaudited)

Cash Resources Provided By (Used In)		1997	1996
Operating Activities	Loss for the period	$ (167,550)	$ (92,752)
	Items not affecting cash
	Amortization	1,398	711
	Write off of Resource Property costs	42,154	-
	Changes in non-cash working capital	24,345	(3,019)
		(99,653)	(95,060)
Financing Activities	Issuance of shares	-	591,423
	Advances to (from) related parties	36,803	(43,247)
		36,803	548,176
Investing Activities	Acquisition of resource properties	(79,476)	(56,885)
	Acquisition of capital assets	(3,699)	(1,389)
	Amortization	1,060	-
	Exploration and development expenditures	(177,888)	(65,096)
		(260,003)	(123,370)
Net Increase in Cash		(322,853)	329,746
	Cash - Beginning of period	551,968	420,608
Cash - End of Period		$ 229,115	$ 750,354

FORM 61
QUARTERLY REPORT - SCHEDULE B AND C

ISSUER DETAILS

NAME OF ISSUER	Desert Sun Mining Corp.
ISSUER’S ADDRESS	#610 - 650 West Georgia Street Vancouver, BC V6B 4N7
ISSUER TELEPHONE NUMBER	1-604-685-2542
ISSUER FACSIMILE NUMBER	1-604-685-6880
CONTACT PERSON	Thomas R. Tough
CONTACT’S POSITION	Director
CONTACT TELEPHONE NUMBER	1-604-685-6880
FOR QUARTER ENDED	31 May 1998
DATE OF REPORT	30 July 1998

CERTIFICATE

The two schedules required to complete this quarterly report is attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this quarterly report will be provided to any shareholder who requests it.

“THOMAS R. TOUGH”	98/07/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

“NAVDIP BADYAL”	98/07/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

DESERT SUN MINING.

SCHEDULE B - SUPPLEMENTARY INFORMATION

1. YEAR TO-DATE REQUIREMENTS

(a)

Deferred cost, exploration and development:

See interim financial statements

(b)

General and administrative:

See interim financial statements

(c)

Expenditures to non-arm length parties:

Management fee paid to an officer and directory	$ 45,000
Geological fee paid to a company controlled by an officer and director	29,406
Consulting fee paid to a company controlled by an officer	12,500
Legal fees paid to a director of a subsidiary company	4,119
$ 91,025

2. FOR THE QUARTER ENDED 31 MAY 1998

(a)

 Securities issued:

  None

(b)

Options granted:

  1,263,900 shares at $0.23 per share,  expire April 08, 2003

3. AS AT 31 MAY 1998

(a)

Authorized and issued share capital:

    Authorized: 50,000,000 common shares without par value

Issued and fully paid	Number of
	Shares	Amount
Balance - Beginning of period	12,639,063	$6,604,407
Issued during the period:
On exercise of stock options	250,000	57,500
Balance - End of period	12,889,063	$6,661,907

(b)

Summary of options, warrants and convertible securities outstanding:

    Options

1,013,900

shares exercisable at $0.23 per share on or before April 08, 2003

DESERT SUN MINING CORP. SCHEDULE B - SUPPLEMENTARY INFORMATION (continued) 3. AS AT 31 MAY 1998 (continued)
(b)	Summary of options, warrants and convertible securities outstanding:(continued)
Warrants
	100,000	shares exercisable at $0.91 per share on or before August 07, 1998
	100,000	shares exercisable at $0.72 per share on or before January 10, 1999

(c)	Shares in escrow or subject to pooling:
749,980 shares are held in escrow.

(d)	List of directors:
Thomas R. Tough
Jane Tough
Navdip Badyal

SCHEDULE C - MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS

During the quarterly period from February 28, 1998 to May 31, 1998:

The Company has been continuing to wait for the final Government review process to be completed and the approval of the Mineral Processing Sharing Agreement (MPSA) application by the Bureau of Mines. The Mineral Production Sharing Agreement (MPSA) covers an area encompassing 2,430 hectares which contains 12 known gold-bearing veins as well as the Ulanin epithermal gold-bearing breccia/stockworks zone. The Ulanin zone is some 200 metres wide and 1.5 kilometers long.

The Company’s consultant, Mr. John Perry, P.Geo., in his report dated February 4, 1998 has recommended a program comprising 24 drill holes totalling a length of some 3,350 metres. The drilling forms Phase I of his recommended drill program proposed in his 1997 report. The purpose of the drilling is to test the Ulanin area for its potential to host bulk mineable resources within the auriferous breccia/stockworks zone identified by results obtained from soil/eluvium geochemistry, surface rock sampling , an IP/resistivity geophysical survey, all recently carried out by Desert Sun Mining Corp., and from previous trenching and pitting carried out during the early 1990's.

Surface grab samples which assayed gold values ranging from 0.03 gm. Au/tonne to 15.86 gm. Au/tonne in the grid area over the Ulanin Zone and the gold soil anomalies support the possibility of an eastward extension to the breccia/stockworks zone along much of its length.

The Company has filed a Form 20F with the United States Securities and Exchange Commission, which is a requirement to maintain the Company’s listing on the NASDAQ Electronic Bulletin Board. Approval is anticipated soon.

FINANCIAL

The Company has entered into a private placement agreement to issue 115,000 units at a price of $0.23 per unit (issued) for total proceeds of $26,450 (received).  Each unit consists of one common share of the Company and one share purchase warrant.  Each warrant entitles the holder to purchase one additional non-transferable common share at a price of $0.23 per share on or before July 07, 1999 or at $0.26 per share on or before July 07, 2000.

Professional fees of $59,853 as shown on the consolidated financial statement consist of $14,260 in accounting fees and $45,593 in legal fees.  Shareholder communication is made up of $35,750 paid to full time and temporary investor relations consultants and the balance of $3,144 is the for the internet service provided by Stock Research Group and the mailing of the AGM material etc.

The investor relations activities are presently conducted by Mark Tytherleigh.

Mr Patrick Normoyle resigned as director of the Company effective May 13, 1998.

Subsequent to the quarterly period May 31, 1998 to date:

Mr John Loretto has been appointed to the board of directors.

FORM 61
QUARTERLY REPORT - SCHEDULE A

ISSUER DETAILS

NAME OF ISSUER	Desert Sun Mining Corp.
ISSUER’S ADDRESS	#610 - 650 West Georgia Street Vancouver, BC V6B 4N7
ISSUER TELEPHONE NUMBER	1-604-685-2542
ISSUER FACSIMILE NUMBER	1-604-685-6880
CONTACT PERSON	Thomas R. Tough
CONTACT’S POSITION	Director
CONTACT TELEPHONE NUMBER	1-604-685-2542
FOR QUARTER ENDED	31 May 1998
DATE OF REPORT	30 July 1998

CERTIFICATE

The one schedule required to complete this quarterly report is attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this quarterly report will be provided to any shareholder who requests it.

“THOMAS R. TOUGH”	98/07/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

“NAVDIP BADYAL”	98/07/30
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

DESERT SUN MINING CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTH PERIOD ENDED 31 MAY 1998 AND 1997
(UNAUDITED)

DESERT SUN MINING CORP.			Statement 1
Interim Consolidated Balance Sheet
As at 31 May
(Unaudited)

ASSETS		1998	1997
Current	Cash	$ 116,844	$ 830,302
	Accounts receivable	20,200	6,173
	Prepaid expenses	3,205	1,134
	Security deposit	2,256	8,947
		142,505	846,556
Capital Assets		20,786	20,979
Resource Properties and Deferred
Costs		609,388	412,788
		$ 772,679	$ 1,280,323

LIABILITIES
Current	Accounts payable and accrued
	liabilities	$ 43,361	$ 21,324
	Due to related parties	74,501	23,667
		117,862	44,991
Non-Controlling Interest in Sun
River Gold Philippines Inc		7,080	-
SHAREHOLDERS’ EQUITY
Share Capital		6,661,907	6,604,407
Deficit Statement 2		(6,014,170)	(5,369,075)
		647,737	1,235,332
		$ 772,679	$ 1,280,323
ON BEHALF OF THE BOARD:
“THOMAS R. TOUGH”	, Director

“NAVDIP BADYAL”	, Director

DESERT SUN MINING CORP.			Statement 2
Interim Consolidated Statement of Loss and Deficit
For the Nine Month Period Ended 31 May
(Unaudited)

		1998	1997
General and Administrative
Expenses	Administrative	$ 9,125	$ 3,300
	Amortization	2,132	1,261
	Consulting	12,500	2,500
	Listing and filing fees	5,310	6,728
	Management fees	45,000	25,791
	Office, telephone and miscellaneous	10,810	24,709
	Professional fees	59,853	36,681
	Property investigation	-	9,719
	Rent	19,544	13,409
	Shareholders’ communication	38,894	34,273
	Transfer agent fees	5,534	9,752
	Travel and promotion	2,799	3,912
		211,501	172,035
Loss Before the Undernoted		(211,501)	(172,035)
	Resource property costs written off	(42,154)	-
Loss for the Period		(253,655)	(172,035)
	Deficit - Beginning of period	(5,760,515)	(5,197,040)
Deficit - End of Period		$ 6,014,170	$ 5,369,075

DESERT SUN MINING CORP.		Statement 3
Interim Consolidated Statement of Resource Property Costs
For the Nine Month Period Ended 31 May
(Unaudited)

		1998	1997
Mineral	Violeta, Crisantemo, Anaconda, Grau
	Francia and Progreso Concessions
	Bolivia, S.A.
	Acquisition costs	-	20,757
	Amortization	-	642
	Geological	-	7,500
	Office and miscellaneous	-	114
	Professional fees	6,979	-
	Project management	-	2,468
	Survey	-	33,379
	Travel	-	4,851
		6,979	69,711
	Batangas Gold Project
	South Luzon Island, Philippines
	Acquisition cost	95,662	105,978
	Amortization	1,590	922
	Assays	11,562	41
	Campsite	37,060	1,430
	Equipment rental	17,428	1,886
	Geological	46,909	53,552
	Legal	4,119	-
	Loss on foreign exchange	29,428	-
	Office and miscellaneous	16,496	783
	Survey	212	-
	Travel and promotion	12,788	23,231
		273,254	187,823
Oil and Gas	Oil and gas leases, Marion County
	Illinois, U.S.A.
	Drilling	35,175	-
Costs for the Period		315,408	257,534
	Balance - Beginning of period	336,134	155,254
	Resource Property Costs written off	(42,154)	-
Balance - End of Period		$ 609,388	$ 412,788

DESERT SUN MINING CORP.			Statement 4
Interim Consolidated Statement of Changes in Financial Position
For the Nine Month Period Ended 31 May
(Unaudited)

Cash Resources Provided By (Used In)		1998	1997
Operating Activities	Loss for the period	$ (253,655)	$ (172,035)
	Items not affecting cash
	Amortization	2,132	1,261
	Write off of Resource Property costs	42,154	-
	Changes in non-cash working capital	16,530	(10,531)
		(192,839)	(181,305)
Financing Activities	Issuance of shares	57,500	911,423
	Advances to (from) related parties	17,733	(46,580)
		75,233	864,843
Investing Activities	Acquisition of resource properties	(95,662)	(126,735)
	Acquisition of capital assets	(3,700)	(17,874)
	Amortization	1,590	1,564
	Exploration and development expenditures	(219,746)	(130,799)
		(317,518)	(273,844)
Net Increase in Cash		(435,124)	409,694
	Cash - Beginning of period	551,968	420,608
Cash - End of Period		$ 116,844	$ 830,302

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29610

(Registrant)

Date: October 20, 2003       By /s/ Stan Bharti_______________________________

                                    Stan Bharti, President/CEO/Director